EXHIBIT 12.3

                                 February 14, 2000




Tel-Voice Communications, Inc.
16133 Ventura Boulevard, Suite 635
Encino, California 91436

Re:      Tel-Voice Communications, Inc.


Gentlemen


The undersigned is the record owner of 195,000 shares of the common stock of Tel-Voice Communications, Inc., par value $.001 per share (the "Shares), such Shares are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.


The undersigned, together with Hagit Bernstein and Raphi Shram, and each of them, agree as follows:

     1. The undersigned will not sell, contract to sell, or make any other disposition of, or grant any purchase option for the sale of, any of the shares of the common stock owned by the undersigned, directly or indirectly, until such time as the Company has entered into a merger or acquisition or the Company is no longer classified as a "blank check" company, as that term is defined in the Form 10SB12G on file with the Securities and Exchange Commission, whichever first occurs.

     2.   The undersigned acknowledges that Pacific Stock Transfer Company, 5855
          S. Pecos Road, Suite D, Las Vegas, Nevada 89120, the transfer agent for the Company, has been advised of the restrictions described herein and that any attempts by the undersigned to violate said restriction may result in legal action(s) by the Company. The undersigned further agrees, upon the request of the Company, that in addition to any other restrictions reflecting that the Shares have not been registered under the Securities Act of 1933, as amended, may be placed on individual certificates issued.

Very truly yours,

/s/ NAOMI SHRAM

NAOMI SHRAM

Tel-Voice Communications, Inc. Board Director


cc: Pacific Stock Transfer Company